

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 1, 2016

Eric Sherbet
General Counsel and Secretary
Patheon N.V.
111 Speen St, Suite 550
Framingham, MA 01701

  Re: Patheon N.V.
    Amendment No. 4 to Registration Statement on Form S-1
    Filed June 16, 2016
    File No. 333-204789

Dear Mr. Sherbet:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Results of Operations
Selected Quarterly Information, page 63

1. We acknowledge your response to our prior comment 3. Please address the following comments related to footnote 5 associated with the table reconciling Adjusted EBITDA and Adjusted net income to net income (loss) from continuing operations:
- Clarify what you mean by "…applied an estimated tax effect on <u>adjustments within the calculation</u>." Does this mean that you are only estimating the tax effect of the depreciation and interest expense adjustments which are adjusted from Adjusted EBITDA to get to Adjusted net income (loss) or that you are estimating the tax effect for all of the adjustments presented in the reconciliation from (Loss) income from continuing operations to Adjusted net income (loss)?
- Tell us the amount of pre-tax adjustments that you have applied a zero effective tax rate in Adjusted Net Income for each of the periods presented. Also, tell us the statutory tax rate for those jurisdictions if a valuation allowance did not exist.

- Tell us if you have included current and deferred income tax expense commensurate with the non-GAAP measure of profitability. Refer to question 102.11 in our C&DI on the use of non-GAAP financial measures updated May 17, 2016. In this regard, explain to us why it is appropriate to reflect the pre-tax non-GAAP adjustments addressed in the preceding bullet at zero effective tax rates. In your response tell us your consideration for whether the pre-tax non-GAAP adjustment in any individual jurisdiction, coupled with any similar adjustment in prior periods or expected adjustments in future periods, would create hypothetical income causing you to reverse the valuation allowance for non-GAAP purposes and record a tax provision related to the current adjustments.
- Tell us what the discrete tax items that you excluded relate to.

Patheon N.V.
Notes to Consolidated Financial Statements
October 31, 2015, 2014 and 2013
18. Subsequent Event, page F-103

2.	Please tell us why the June 3, 2016 distribution of $51 million to one of your members to redeem and cancel the preferred interest in the partnership held by DSM is not reflected in a pro forma balance sheet and in pro forma per share information throughout the filing, as applicable, pursuant to SAB Topic 1B.3.

3.	In your July 28, 2015 response to our prior comment 12, you indicated that the corporate conversion from a Dutch cooperative with excluded liability for its members into a Dutch limited liability company will represent a reorganization with no change in ownership. Please confirm that is still the case now that the conversion has occurred and that you will provide unaudited pro forma earnings (loss) per share that gives effect to the shares of common stock to be issued in connection with the planned conversion throughout the filing including in summary and selected consolidated financial information as well as in the historical financial statements. The basis for the pro forma earnings (loss) per share presentation should be clearly explained in a note to the tables/financial statements. Further, presentation of pro forma stockholders' equity section reflecting the conversion such as that presented in "Capitalization" should be presented as a separate column before showing the proceeds of the offering.

       You may contact Sasha Parikh at 202-551-3627 or James Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Andrea Nicolas, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP